July 22, 2025

Francisco D. Salva
Chief Executive Officer
Azitra, Inc.
21 Business Park Drive
Branford, CT 06405

       Re: Azitra, Inc.
           Registration Statement on Form S-1
           Filed July 18, 2025
           File No. 333-288766
Dear Francisco D. Salva:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Faith L. Charles, Esq.